UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Solitron Devices, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

834256208
(CUSIP Number)

W.A.M. de Vocht

Mayflower Capital Partners B.V.
Den Hof 82E, 5582JZ, Netherlands +31402220449
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _834256208___________

1. Names of Reporting Persons:
IRS Identification Nos. of above persons (entities only)

Stichting Bewaarder Mayflower 1776 Value Fund
2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:

Working capital
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power
196,600
8. Shared Voting Power
0
9. Sole Dispositive Power
196,600
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

196,600
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11
9,02% (based on shares outstanding 10-q)

14. Type of Reporting Person

Co

Item 1. Security and Issuer

This schedule 13D relates to shares of the Common Stock, par value $0.01 per share (“Common Stock”), of Solitron Devices, Inc. (“Issuer” or “Solitron Devices”). The address of the issuer is 3301 Electronics Way, West Palm Beach, Florida, 33407.

Item 2. Identity and Background

(a)	This statement is filed by W.A.M. de Vocht, managing partner of Mayflower Capital Partners B.V., on behalf of Stichting Bewaarder Mayflower 1776 Value Fund (“Fund”), a private investment fund. By virtue of his position at Mayflower Capital Partners B.V., Mr. W.A.M. de Vocht has the sole power to vote and dispose of the Issuer’s Shares owned by the Fund.

(b)	The principal business address of W.A.M. de Vocht, Mayflower Capital Partners B.V. and the fund is Den Hof 82e, Waalre, 5582 JZ, the Netherlands.

(c)	The principal business of the Fund is acquiring, holding and disposing of investments in various companies. The principal business of Mayflower Capital Partners B.V. is serving as the investment manager of the Fund and other partnerships. The principal occupation of Mr. de Vocht is serving as the sole manager of Mayflower Capital Partners B.V.

(d)	No reporting person described herin, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No reporting person described herin has, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. W.A.M. de Vocht is a citizen of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration

Common Stock of the Issuer was acquired in open market purchases with working capital of Stichting Bewaarder Mayflower 1776 Value Fund. The amount of funds expended, including commissions, to acquire the shares held is $810,514.96.

Item 4. Purpose of Transaction

Mayflower acquired shares of Solitron Devices because it deemed the company’s shares to be significantly undervalued. While we believe that the CEO and current management has done an excellent job managing the business operationally, we believe that Solitron Devices continues to trade at a significant discount to intrinsic value due to suboptimal capital allocation over a long period of time. The market barely assigns a value to the Solitron’s core business, as it trades at 1.5x normalized EBITDA, and assigns no value to the $13.4 million in NOLs.

As the largest outside shareholder, we strongly urge the company to make meaningful efforts in allocating capital more effectively, while maximizing the NPV of the company’s NOLs. Instead of diverting capital away in the form of dividends and potential large uneconomic capital expenditures projects, we would advocate a combination of share buybacks (combined with a large reverse stock split), value adding acquisitions in related or unrelated industries that are free cash flow generative and would speed up the utilization of the NOLs and/or investments in undervalued securities (supervised by an independent group of experts). In addition to ineffective capital allocation, we believe that corporate governance remains an important explanatory variable for the stock’s undervaluation. We would recommend the board to remove the poison pill, as it serves as an ineffective measure for protecting the company’s NOLs.

To achieve these goals and to remove the general perception of managerial disdain for outside shareholder interests, we believe it is elementary to strengthen the board of directors with one or two directors from the shareholder base, who can add capital allocation skills instead of industry experience to the board skill set. It would be a missed opportunity for the company and potentially hazardous, if these requests are once again ignored.

Item 5. Interest in Securities of the Issuer

(a)	Stichting Bewaarder Mayflower 1776 Value Fund holds 196,600 shares (9.02% based on the share count in the latest 10-Q)

(b)	Relevant transactions in shares in the past 60 days. All were open market sales.

Date	Buy/sell	Quantity	Price
10-20-2014	Sell	900	4.30
11-12-2014	Sell	2500	4.30

(c)

(d)

(e)	Not applicable

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Materials to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	11-18-2014	By:	/s/ W.A.M. de Vocht

		Name:	W.A.M. de Vocht

		Title:	Managing Partner Mayflower Capital Partners B.V.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)